Exhibit 99.1

3Q24 Earnings Release November 19th, 2024

XP Inc. Reports Third Quarter 2024 Results

São Paulo, Brazil, November 19, 2024 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the third quarter of 2024.

Summary

Operating Metrics (unaudited)	3Q24	3Q23	YoY	2Q24	QoQ
Total Client Assets (in R$ bn)	1,213	1,080	12%	1,167	4%
Total Net Inflow (in R$ bn)	31	48	-36%	32	-3%
Annualized Retail Take Rate	1.33%	1.34%	-1 bps	1.29%	4 bps
Active Clients (in '000s)	4,659	4,413	6%	4,626	1%
Headcount (EoP)	7,241	6,699	8%	6,834	6%
Total Advisors (in '000s)	18.4	16.9	9%	18.3	1%
Retail DATs (in mn)	2.3	2.1	6%	2.4	-6%
Retirement Plans Client Assets (in R$ bn)	78	68	15%	75	5%
Cards TPV (in R$ bn)	12.0	10.7	12%	11.5	4%
Credit Portfolio (in R$ bn)	20.1	19.9	1%	19.3	4%
Gross Written Premiums (in R$ mn)	362	248	46%	307	18%

Financial Metrics (in R$ mn)	3Q24	3Q23	YoY	2Q24	QoQ
Gross revenue	4,536	4,364	4%	4,503	1%
Retail	3,494	3,179	10%	3,294	6%
Institutional	340	386	-12%	346	-2%
Corporate & Issuer Services	552	519	6%	629	-12%
Other	150	281	-46%	233	-36%
Net Revenue	4,319	4,132	5%	4,219	2%
Gross Profit	2,940	2,896	2%	2,940	0%
Gross Margin	68.1%	70.1%	-199 bps	69.7%	-160 bps
EBT	1,212	1,157	5%	1,384	-12%
EBT Margin	28.1%	28.0%	6 bps	32.8%	-472 bps
Net Income	1,187	1,087	9%	1,118	6%
Net Margin	27.5%	26.3%	118 bps	26.5%	98 bps
Basic EPS (in R$)	2.21	1.99	11%	2.05	8%
Diluted EPS (in R$)	2.18	1.96	11%	2.03	8%
ROAE¹	23.0%	22.6%	38 bps	22.1%	83 bps
ROTE[2]	28.4%	25.8%	258 bps	27.2%	114 bps

1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.2 trillion in 3Q24, up 12% YoY and 4% QoQ. Year-over-year growth was driven by R$96 billion net inflows and R$37 billion of market appreciation.

In 3Q24, Net Inflow was R$31 billion, and Retail Net Inflow was R$25 billion, 6% higher QoQ, and 124% higher YoY, excluding the effects from inorganic Net Inflow from Modal’s Acquisition.

Active Clients (in ‘000s)

Active clients grew 6% YoY and 1% QoQ, totaling 4.7 million in 3Q24.

Total Advisors (in ‘000s)

Total Advisors connected to XP, includes (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 3Q24, we had 18.4 thousand Total Advisors, an increase of 9% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.3 million in 3Q24, up 6% YoY and down 6% QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 72 in 3Q24. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 4.9%. Total Client Assets were R$78 billion in 2Q24, up 15% YoY. Assets from XPV&P, our proprietary insurer, grew 20% YoY, reaching R$64 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 3Q24, Total TPV was R$12.0 billion, a 12% growth YoY, and 4% increase QoQ.

Active Cards (in ‘000s)

Total Active Cards were 1.3 million in 3Q24, a growth of 25% YoY and 3% QoQ, being 1.0 million Credit Cards and 0.3 million Active Debit Cards.

4.	CREDIT[3]

Credit Portfolio (in R$ billion)

Total Credit Portfolio reached R$20 billion as of 3Q24, expanding 1% YoY and 4% QoQ. Currently, this Credit Portfolio is 85% collateralized with Investments.

3 - From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 3Q24, Gross Written Premiums grew 46% YoY and 18% QoQ.

Discussion of Financial Results

Total Gross Revenue

Gross Revenue was R$4.5 billion in 3Q24, up 1% QoQ and up 4% YoY, primarily driven by growth both in our Retail and Corporate & Issuer Services revenue year-over-year.

Retail Revenue

(in R$ mn)	3Q24	3Q23	YoY	2Q24	QoQ
Retail Revenue	3,494	3,179	10%	3,294	6%
Equities	1,059	1,131	-6%	1,115	-5%
Fixed Income	938	718	31%	820	14%
Funds Platform	354	323	9%	357	-1%
Retirement Plans	100	98	3%	97	3%
Cards	302	259	17%	313	-4%
Credit	75	49	51%	54	38%
Insurance	55	36	55%	51	8%
Other Retail	611	565	8%	485	26%
Annualized Retail Take Rate	1.33%	1.34%	-1 bps	1.29%	4 bps

Retail revenue was R$3,494 million in 3Q24, 6% higher QoQ and 10% YoY. Sequential Retail revenue was driven by a stronger performance in Fixed Income revenue, which increased 14% QoQ. YoY growth was also led by Fixed Income, with a 31% revenue growth YoY, and Cards, with a 17% growth.

Take Rate

Annualized Retail Take Rate was 1.33% in 3Q24, up 4 bps QoQ, and stable YoY.

Institutional Revenue

Institutional revenue was R$340 million in 3Q24, down 2% QoQ and 12% YoY.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$552 million in 3Q24, down 12% QoQ and up 6% YoY, reinforcing our strategy to diversify our revenue stream through our Wholesale Bank, also demonstrating XP is well positioned to continue benefiting from DCM activity in Brazil.

Other Revenue

Other revenue was R$150 million in 3Q24, down 36% QoQ and 46% YoY.

Costs of Goods Sold and Gross Margin

Gross Margin was 68.1% in 3Q24 versus 70.1% in 3Q23 and 69.7% in 2Q24. Sequential decrease in Gross Margin was mainly related to revenue mix between products and channels in the quarter.

SG&A Expenses4

(in R$ mn)	3Q24	3Q23	YoY	2Q24	QoQ
Total SG&A	(1,515)	(1,547)	-2%	(1,420)	7%
People	(984)	(1,048)	-6%	(978)	1%
Salary and Taxes	(444)	(396)	12%	(399)	11%
Bonuses	(405)	(486)	-17%	(446)	-9%
Share Based Compensation	(135)	(166)	-18%	(133)	2%
Non-people	(530)	(499)	6%	(442)	20%
LTM Compensation Ratio[5]	24.0%	25.7%	-173 bps	24.6%	-66 bps
LTM Efficiency Ratio[6]	35.5%	37.3%	-179 bps	36.1%	-60 bps
Headcount (EoP)	7,241	6,699	8%	6,834	6%

SG&A4 expenses totaled R$1.5 billion in 3Q24, 7% higher QoQ, mainly driven by Expert event expenses, that happened during 3Q24, and 2% lower YoY, reinforcing our commitment with cost discipline.

Our last twelve months (LTM) compensation ratio5in 3Q24 was 24.0%, an improvement from 25.7% in 3Q23 and from the 24.6% in 2Q24. Also, our LTM efficiency ratio6 reached 35.5% in 3Q24, the lowest level since our IPO, reinforcing once again our focus on cost discipline and efficient expenses management.

4 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

5 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

6 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

Earnings Before Taxes

EBT was R$1,212 million in 3Q24, down 12% QoQ and up 5% YoY. EBT Margin was 28.1%, similar to our LTM EBT Margin, which was also 28.1%. Our EBT Margin was 472 bps lower QoQ and 6 bps higher YoY.

Net Income and EPS

In 3Q24, Net Income was R$1.2 billion, a record number, up 6% QoQ and up 9% YoY. Basic EPS was R$2.21, up 8% QoQ and up 11% YoY. Fully diluted EPS was R$2.18 for the quarter, 11% higher QoQ and 8% higher YoY.

ROTE7 and ROAE8

We now present Return on Tangible Equity, which excludes Intangibles and Goodwill. We believe this metric allows a more meaningful comparison with our peers.

In 3Q24, ROTE7 was 28.4%, up 114 bps QoQ and up 258 bps YoY. Our ROAE8 in 3Q24 was 23.0%, up 83 bps QoQ and up 38 bps YoY.

Capital Management9

We are enhancing our financial disclosures to include key capital management ratios, such as the BIS ratio and Risk-Weighted Assets (RWA). These metrics will replace the former Adjusted Gross Financial Assets and Net Asset Value (NAV) metrics, which are no longer insightful in reflecting our current business activities.

In 3Q24, BIS ratio was 21.5%, up 96 bps QoQ and 145 bps lower YoY. While our total RWA was R$94.7 billion, with a 3% increase QoQ and 30% increase YoY.

Aiming to optimize our capital structure and continue delivering value to our shareholders, we are pleased to announce a dividend payment of R$2 billion, scheduled for December 18, 2024. In addition, our Board of Directors has approved a new share repurchase program totaling R$1 billion.

7 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

8 – Annualized Return on Average Equity.

9 – Managerial BIS ratio is calculated using the same methodology as the BIS ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Tuesday, November 19th, 2024, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 3Q24 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	3Q24	3Q23	YoY	2Q24	QoQ
Total Gross Revenue	4,536	4,364	4%	4,503	1%
Retail	3,494	3,179	10%	3,294	6%
Equities	1,059	1,131	-6%	1,115	-5%
Fixed Income	938	718	31%	820	14%
Funds Platform	354	323	9%	357	-1%
Retirement Plans	100	98	3%	97	3%
Cards	302	259	17%	313	-4%
Credit	75	49	51%	54	38%
Insurance	55	36	55%	51	8%
Other	611	565	8%	485	26%
Institutional	340	386	-12%	346	-2%
Corporate & Issuer Services	552	519	6%	629	-12%
Other	150	281	-46%	233	-36%
Net Revenue	4,319	4,132	5%	4,219	2%
COGS	(1,378)	(1,236)	11%	(1,279)	8%
Gross Profit	2,940	2,896	2%	2,940	0%
Gross Margin	68.1%	70.1%	-199 bps	69.7%	-160 bps
SG&A	(1,454)	(1,541)	-6%	(1,328)	10%
People	(984)	(1,048)	-6%	(978)	1%
Non-People	(470)	(493)	-5%	(350)	34%
D&A	(72)	(71)	1%	(66)	9%
Interest expense on debt	(198)	(135)	47%	(204)	-3%
Share of profit in joint ventures and associates	(3)	9	-135%	41	-103%
EBT	1,212	1,157	5%	1,384	-12%
EBT Margin	28.1%	28.0%	6 bps	32.8%	-472 bps
Tax Expense (Accounting)	(26)	(71)	-63%	(266)	-90%
Tax expense (Tax Withholding in Funds)[10]	(154)	(169)	-9%	(107)	44%
Effective tax rate (Normalized)	(13.2%)	(18.1%)	489 bps	(25.0%)	1183 bps
Net Income	1,187	1,087	9%	1,118	6%
Net Margin	27.5%	26.3%	118 bps	26.5%	98 bps

10 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	3Q24	3Q23	YoY	2Q24	QoQ
Net revenue from services rendered	1,940	1,822	6%	1,949	0%
Brokerage commission	576	525	10%	541	6%
Securities placement	570	637	-11%	686	-17%
Management fees	446	414	8%	443	1%
Insurance brokerage fee	61	43	40%	52	17%
Commission Fees	211	206	2%	260	-19%
Other services	241	169	42%	148	63%
Sales Tax and contributions on Services	(163)	(173)	-6%	(181)	-10%
Net income from financial instruments at amortized cost	(861)	142	-708%	(244)	252%
Net income from financial instruments at fair value through profit or loss	3,239	2,168	49%	2,515	29%
Total revenue and income	4,319	4,132	5%	4,219	2%
Operating costs	(1,332)	(1,122)	19%	(1,236)	8%
Selling expenses	(43)	(50)	-15%	(33)	29%
Administrative expenses	(1,565)	(1,544)	1%	(1,456)	7%
Other operating revenues (expenses), net	81	(18)	-545%	95	-15%
Expected credit losses	(47)	(115)	-59%	(43)	9%
Interest expense on debt	(198)	(135)	47%	(204)	-3%
Share of profit or (loss) in joint ventures and associates	(3)	9	-135%	41	-108%
Income before income tax	1,212	1,157	5%	1,384	-12%
Income tax expense	(26)	(71)	-63%	(266)	n.a.
Net income for the period	1,187	1,087	9%	1,118	6%

Balance Sheet (in R$ mn)

Assets	3Q24	2Q24
Cash	4,626	5,604
Financial assets	291,996	272,686
Fair value through profit or loss	167,489	170,035
Securities	133,717	134,481
Derivative financial instruments	33,773	35,554
Fair value through other comprehensive income	50,552	38,386
Securities	50,552	38,386
Evaluated at amortized cost	73,955	64,266
Securities	3,152	3,613
Securities purchased under agreements to resell	26,153	21,773
Securities trading and intermediation	2,934	4,440
Accounts receivable	958	675
Loan Operations	27,512	26,321
Other financial assets	13,246	7,445
Other assets	10,743	10,138
Recoverable taxes	523	392
Rights-of-use assets	347	390
Prepaid expenses	4,479	4,432
Other	5,394	4,923
Deferred tax assets	2,572	2,597
Investments in associates and joint ventures	3,417	3,129
Property and equipment	435	416
Goodwill & Intangible assets	2,596	2,570
Total Assets	316,385	297,141

Liabilities	3Q24	2Q24
Financial liabilities	228,003	213,285
Fair value through profit or loss	51,216	49,597
Securities	18,602	14,683
Derivative financial instruments	32,614	34,913
Evaluated at amortized cost	176,787	163,688
Securities sold under repurchase agreements	51,135	53,890
Securities trading and intermediation	20,040	19,034
Financing instruments payable	90,589	72,397
Accounts payables	791	623
Borrowings	-	2,528
Other financial liabilities	14,231	15,216
Other liabilities	66,781	63,693
Social and statutory obligations	751	1,111
Taxes and social security obligations	508	627
Retirement plans liabilities	64,126	60,981
Provisions and contingent liabilities	135	129
Other	1,262	845
Deferred tax liabilities	243	201
Total Liabilities	295,028	277,179
Equity attributable to owners of the Parent company	21,353	19,958
Issued capital	0	0
Capital reserve	18,401	19,402
Other comprehensive income	(265)	(226)
Treasury	(117)	(1,366)
Retained earnings	3,333	2,147
Non-controlling interest	5	4
Total equity	21,358	19,962
Total liabilities and equity	316,385	297,141